UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            CAPITAL SOLUTIONS I, INC.
                                (Name of Issuer)

                  COMMON STOCK, PAR VALUE $0.0000001 PER SHARE
                         (Title of Class of Securities)

                                   140489 10 5
                                 (CUSIP Number)

                            Laura E. Anthony, Esquire
                         330 Clematis Street, Suite 217
                            West Palm Beach, FL 33401
                                  (561)514-0936
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  MAY 26, 2005
             (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section ss.240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Damian Guthrie
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Australia
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    67,500,000
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           67,500,000
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     67,500,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.613%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.
        This statement on Schedule 13D relates to the common stock, par value $0.0000001 per share ("Common Stock"), of Capital Solutions I, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 6915 Red Road, Suite 222, Coral Gables, Florida 33143


ITEM 2. IDENTITY AND BACKGROUND.

        (a)   Damian Guthrie

        (b) Business Address: 111 2nd Ave, N.E., Suite 910, St. Petersburg, Florida 33701.

        (c)   International Mergers and Acquisitions Consultant

        (d)   Criminal Proceedings: None

        (e)   Civil Proceedings: None

        (f)   Citizenship: Australia


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        On May 5, 2005, the Company entered into a share-for-share exchange agreement (the "Exchange Agreement") with Bedrock Holdings Inc., a Florida Corporation and each of the Bedrock Shareholders pursuant to which the Company offered to issue 300,000,000 shares (the "Shares") of its common stock, $.0000001 par value to the holders of shares of the capital stock of Bedrock in exchange for their contribution to the Company of all of the issued and outstanding capital stock of Bedrock and to certain other individuals who have offered and continued to offer valuable services (the "Service Providers") to Bedrock and the Company. Mr. Guthrie is the principal of four (4) of the entities listed as "Service Providers" and received his shares as compensation for past services and as incentive for continued services.


ITEM 4. PURPOSE OF TRANSACTION.
         On May 26, 2005, the Company consummated the acquisition of Bedrock and issued the Shares to the Bedrock Shareholders and the Service Providers pursuant to the terms of the Exchange Agreement. As the beneficial owner of four of the Service Providers referenced in Item 3 above (Harbourside Corporation Pty Limited; Jamison Corporation Pty Limited; Moreton Bay Group Pty Limited and Bayshore Capital Pty Limited), Mr. Guthrie received an aggregate of 67,500,000 shares (8.613%) of the Common Stock.


         The purpose of the transaction for Mr. Guthrie was to receive compensation for services he has performed and to provide him with incentive to continue to provide services.


        Mr. Guthrie does not have any present plans or proposals that relate to or would result in the occurrence of any of the events or matters described in
Item 4(a)-(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Mr. Guthrie is deemed the beneficial owner of 67,500,000 shares of Common Stock of the Company representing 8.613% of the Common Stock of the Company outstanding as of June 1, 2005. This number includes: (i) 67,500,000 shares of Common Stock currently owned individually by Mr. Guthrie, and (ii) no currently exercisable options.

        (b) Mr. Guthrie has sole voting power over 67,500,000 shares of the Common Stock and shared voting power over 0 shares of the Common Stock. He has sole dispositive power over 67,500,000 shares of the Common Stock and shared dispositive power over 0 shares of the Common Stock.

        (c) Except as reported above in Item 3, Mr. Guthrie has not effected any transactions in the Common Stock during the past 60 days.

        (d) No other person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities owned by Mr. Guthrie.

        (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The information set forth under Items 3, 4 and 5 and the agreement referred to herein is incorporated herein by reference. As described in Item 3 above, pursuant to the Exchange Agreement, Mr. Guthrie acquired 67,500,000 shares of Common Stock of the Company. The Exchange Agreement is filed with the Company's 8-K dated May 26, 2005.

        Mr. Guthrie holds no options to purchase shares of Common Stock pursuant to the Company's stock option and incentive plans and, other than as set forth in the immediately preceding paragraph, has no interest in any securities of the Company.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1. *Exchange Agreement, by and between Mr. Guthrie and the Company, dated as of May 5, 2005.


         * Filed with the Company's 8-K dated May 26, 2005.


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2005



                                                     By:/s/  DAMIAN GUTHRIE
                                                        ---------------------
                                                     Name/Title: Damian Guthrie